Exhibit 99.1

Fiverr Announces Second Quarter 2026 Results

●     Strategic shift towards upmarket: Transitioning from a transaction-oriented marketplace toward a trusted work platform for higher-value projects.

●     Early indicators in higher-value work: Clients completing $1,000+ projects grew 13% y/y on a trailing twelve month basis.

●     Infrastructure and matching optimization: Implemented upgrades to improve matching quality and project outcomes for higher-value work, including live deployment of Fiverr’s proprietary Knowledge Graph.

●     Capital allocation and liquidity: Generated $13.6 million in free cash flow and ended with a cash, cash equivalent, deposits and marketable securities balance of $308.5 million.

●     2026 Outlook: Provided revised financial guidance ranges through fiscal year 2026 to reflect AI-related demand and traffic headwinds observed in recent weeks that have continued into the third quarter, and persistent weakness across categories most exposed to AI automation.

NEW YORK, July 29, 2026 - Fiverr International Ltd. (NYSE: FVRR), the company that is transforming the way the world creates and works together, today reported financial results for the second quarter 2026. Additional operating results and management commentary can be found in the Company’s shareholder letter, which is posted to its investor relations website at investors.fiverr.com.

“What we’re seeing right now is an accelerated evolution of the freelance economy. Our second quarter results reflect a market that is changing faster than expected, driven by rapid AI adoption. As a result, we are focused on repositioning toward higher-value work. While AI absorbs high-volume, low-value, transactional tasks, it is also unlocking the need for longer duration projects where AI tools enhance human expertise, workflow management, and accountability,” said Micha Kaufman, founder and CEO of Fiverr. “This is a multi-quarter transformation, and our priority is to execute with discipline as we build Fiverr into a trusted destination for higher-value work.”

“Our second quarter performance reflects the early stages of a significant transition, as we manage an accelerated shift in how rapid AI adoption impacts low-value, transactional work. We have adjusted our guidance to reflect these ongoing dynamics and the time required for our transformation initiatives to materialize in the financial results,” said Esti Levy-Dadon, CFO of Fiverr. “Importantly, we continue to run a lean organization, focused on cost discipline to maintain profitability. Our balance sheet will provide the necessary flexibility as we stabilize the core marketplace, invest in our upmarket transition, and evaluate capital allocation opportunities with a focus on long-term value creation.”

 Second Quarter 2026 Financial Highlights

●	Revenue in the second quarter of 2026 was $97.8 million, compared to $108.6 million in the second quarter of 2025, a decrease of 10.0% year over year.
●	Marketplace revenue in the second quarter of 2026 was $63.1 million, compared to $74.7 million in the second quarter of 2025, a decline of 15.5% year over year.
●	Annual active buyers[1] as of June 30, 2026, were 2.7 million, compared to 3.4 million as of June 30, 2025, a decline of 21.9% year over year.
●	Annual spend per buyer[1] as of June 30, 2026, reached $368, compared to $318 as of June 30, 2025, an increase of 15.6% year over year.
●	Marketplace take rate[1] for the twelve months period ended June 30, 2026 was 28.0%, compared to 27.6% for the twelve months period ended June 30, 2025.
●	Services revenue in the second quarter of 2026 was $34.6 million, compared to $34.0 million in the second quarter of 2025, an increase of 2.0% year over year.
●
GAAP gross margin in the second quarter of 2026 was 81.7%, an increase of 50 basis points from 81.2% in the second quarter of 2025. Non-GAAP gross margin[1] in the second quarter of 2026 was 84.7%, an increase of 20 basis points from 84.5% in the second quarter of 2025.

●
GAAP net income in the second quarter of 2026 was $4.5 million, or $0.12 basic and diluted net income per share, compared to $3.2 million GAAP net income, or $0.09 basic and diluted net income per share in the second quarter of 2025.

●
Non-GAAP net income[1] in the second quarter of 2026 was $18.3 million, or $0.51 basic non-GAAP net income per share[1] and $0.50 diluted non-GAAP net income per share[1], compared to $27.4 million non-GAAP net income[1], or $0.75 basic non-GAAP net income per share[1] and $0.69 diluted non-GAAP net income per share[1], in the second quarter of 2025.

●	Net cash provided by operating activities in the second quarter of 2026 was $13.8 million, compared to $25.2 million in the second quarter of 2025, a decrease of 45.1% year over year.
●	Free cash flow[1] in the second quarter of 2026 was $13.6 million, compared to $25.0 million in the second quarter of 2025, a decrease of 45.5% year over year.
●
Adjusted EBITDA[1] in the second quarter of 2026 was $17.5 million, compared to $21.4 million in the second quarter of 2025. Adjusted EBITDA margin[1] was 17.9% in the second quarter of 2026, compared to 19.7% in the second quarter of 2025, representing a 180 basis points decline year over year.

Financial Outlook

Our revised financial guidance through the remainder of fiscal year 2026 reflects the accelerated impacts of certain external factors on the business, recent operating and financial performance, and the dynamic environment in which we will continue to operate as our business transformation progresses.

	Q3 2026	FY 2026
Revenue	$80 - $88 million	$356 - $372 million
y/y growth	(26)% - (18)%	(17)% - (14)%
Adjusted EBITDA(1)	$8 - $12 million	$52 - $62 million

Conference Call and Webcast Details

Fiverr’s management will host a conference call to discuss its financial results on Wednesday, July 29, 2026, at 8:30 a.m. Eastern Time. A live webcast of the call can be accessed from Fiverr’s Investor Relations website. An archived version will be available on the website after the call. To participate in the conference call, please dial: Toll-Free: 1-833-630-1956 or International: 1-412-317-1837.

______________________
1 See “Key Performance Metrics and Non-GAAP Financial Measures” and reconciliation tables at the end of this release for additional information regarding the non-GAAP metrics and Key Performance Metrics used in this release.

About Fiverr

Fiverr’s mission is to transform the way the world creates and works together. We’re shaping the future of work with the world’s leading open platform, seamlessly connecting top talent and cutting-edge technology with businesses around the globe. From expert freelancers in over 750 skilled categories to best-in-class GenAI models and agents, Fiverr provides the most advanced and comprehensive talent and tools for digital services—helping businesses get mission-critical projects done fast and cost-effectively.

From small businesses to Fortune 500 companies, millions trust Fiverr for projects in software and AI development, digital marketing, finance, business consulting, video animation, music, architecture, and more.

Learn how to future-proof your business with exceptional talent and cutting-edge tools at fiverr.com. Follow us on LinkedIn, Instagram, TikTok, and Facebook.

Investor Relations:
Steve Rubis
Emily Greenstein
investors@fiverr.com

Press:
Jenny Chang
Madeleine Bendalin
press@fiverr.com

Source: Fiverr International Ltd.

CONSOLIDATED BALANCE SHEETS
(In thousands)

	June 30,	December 31,
	2026	2025
	(Unaudited)	(Audited)
Assets
Current assets:
Cash and cash equivalents	$151,194	$125,215
Marketable securities	29,099	117,705
User funds	156,422	159,849
Bank deposits	70,000	40,000
Restricted deposit	3,423	3,409
Other receivables	37,634	34,465
Total current assets	447,772	480,643

Long-term assets:
Marketable securities	58,244	-
Property and equipment, net	2,892	3,360
Operating lease right of use asset	2,035	3,513
Deferred Tax Assets, net	28,395	26,423
Intangible assets, net	30,461	36,554
Goodwill	126,313	126,313
Other non-current assets	4,627	7,795
Total long-term assets	252,967	203,958

TOTAL ASSETS	$700,739	$684,601

Liabilities and Shareholders' Equity
Current liabilities:
Trade payables	$12,128	$9,081
User accounts	146,589	149,454
Deferred revenue	18,019	18,567
Other account payables and accrued expenses	67,538	68,426
Operating lease liabilities	2,162	3,365
Total current liabilities	246,436	248,893

Long-term liabilities:
Operating lease liabilities	516	798
Other non-current liabilities	16,531	22,926
Total long-term liabilities	17,047	23,724

TOTAL LIABILITIES	$263,483	$272,617

Shareholders' equity:
Share capital and additional paid-in capital	808,858	786,195
Accumulated deficit	(372,723)	(377,739)
Accumulated other comprehensive income	1,121	3,528
Total shareholders' equity	437,256	411,984

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$700,739	$684,601

CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands, except share and per share data)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2026	2025	2026	2025
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Revenue	$97,783	$108,648	$203,274	$215,832
Cost of revenue	17,852	20,384	36,685	40,780
Gross profit	79,931	88,264	166,589	175,052

Operating expenses:
Research and development	18,627	23,994	36,688	47,621
Sales and marketing	41,515	44,844	87,094	92,234
General and administrative	15,409	21,415	29,932	42,381
Total operating expenses	75,551	90,253	153,714	182,236
Operating income (loss)	4,380	(1,989)	12,875	(7,184)
Financial income and other, net	1,646	6,554	3,609	13,879
Income before taxes on income	6,026	4,565	16,484	6,695
Taxes on income	(1,557)	(1,377)	(3,451)	(2,709)
Net income attributable to ordinary shareholders	$4,469	$3,188	$13,033	$3,986
Basic net income per share attributable to ordinary shareholders	$0.12	$0.09	$0.36	$0.11
Basic weighted average ordinary shares	36,313,450	36,585,998	36,112,297	36,523,934
Diluted net income per share attributable to ordinary shareholders	$0.12	$0.09	$0.36	$0.11
Diluted weighted average ordinary shares	36,558,208	37,499,304	36,549,605	37,617,438

CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2026	2025	2026	2025
	(Unaudited)		(Unaudited)
Cash flows from operating activities:
Net income	$4,469	$3,188	$13,033	$3,986
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	3,425	4,089	6,839	8,373
Amortization of premium and accretion of discount of marketable securities, net	(177)	(1,530)	(424)	(1,597)
Amortization of discount and issuance costs of convertible notes	-	642	-	1,283
Shared-based compensation	8,223	14,055	17,205	29,809
Exchange rate fluctuations and other items, net	(175)	(345)	(49)	(344)
Revaluation of earn-outs	(90)	4,067	73	7,329
Changes in assets and liabilities:
User funds	8,048	2,930	3,427	(10,810)
Operating lease ROU assets and liabilities	45	385	(7)	312
Other receivables	(2,196)	(2,399)	(2,843)	(287)
Deferred tax assets, net	(1,060)	(1,543)	(1,972)	(3,224)
Trade payables	2,211	58	3,019	1,362
Deferred revenue	(2,152)	(1,163)	(548)	749
User accounts	(6,439)	(2,579)	(2,865)	10,356
Payment of earn-out	(1,800)	-	(5,283)	-
Other accounts payable and accrued expenses	1,249	5,264	4,831	6,287
Non-current liabilities	262	85	583	(71)
Net cash provided by operating activities	13,843	25,204	35,019	53,513

Investing Activities:
Investment in marketable securities	(39,230)	-	(63,654)	(55,652)
Proceeds from maturities of marketable securities	40,637	97,102	93,969	180,271
Investment in short-term bank deposits	-	(500)	(30,000)	(2,000)
Proceeds from short-term bank deposits	5	-	5	843
Purchase of property and equipment	(208)	(185)	(367)	(472)
Capitalization of internal-use software	-	-	-	(661)
Other receivables and non-current assets	-	-	901	-
Net cash provided by investing activities	1,204	96,417	854	122,329

Financing Activities
Repurchases of common stock	-	-	(8,017)	-
Proceeds from exercise of share options	369	2,101	1,349	2,579
Payment of earn-out	-	-	(1,717)	-
Proceeds from withholding tax related to employees' exercises of share options and RSUs, net	(226)	2,349	(507)	1,288
Deferred payment related to business combination	-	-	(1,078)	-
Net cash provided by (used in) financing activities	143	4,450	(9,970)	3,867

Effect of exchange rate fluctuations on cash and cash equivalents	163	345	76	339

Increase in cash and cash equivalents	15,353	126,416	25,979	180,048
Cash and cash equivalents at the beginning of the period	135,841	187,104	125,215	133,472
Cash and cash equivalents at the end of the period	$151,194	$313,520	$151,194	$313,520

REVENUE BREAKDOWN
 (In thousands1)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2026	2025	2026	2025
Marketplace Revenue	$63,141	$74,689	$130,275	$152,363
Annual Active Buyers	2,676	3,425	2,676	3,425
Annual Spend per Buyer	$368	$318	$368	$318
Marketplace Take Rate	28.0%	27.6%	28.0%	27.6%

Services Revenue	$34,642	$33,959	$72,999	$63,469
Total Revenue	$97,783	$108,648	$203,274	$215,832

1.        Except for Annual Spend per Buyer and Marketplace Take Rate.

RECONCILIATION OF GAAP TO NON-GAAP GROSS PROFIT
(In thousands, except gross margin data)

	Q2'25	Q3'25	Q4'25	Q1'26	Q2'26	FY 2024	FY 2025
			(Unaudited)			(Unaudited)	(Unaudited)
GAAP gross profit	$88,264	$88,137	$88,304	$86,658	$79,931	$320,915	$351,493
Add:
Share-based compensation	403	365	39	256	247	2,136	1,230
Depreciation and amortization	3,155	2,186	2,446	2,582	2,605	7,017	10,951
Restructuring costs	-	238	(35)	-	-	-	203
Earn-out revaluation, acquisition related costs and other	-	(43)	6	6	6	28	7
Non-GAAP gross profit	$91,822	$90,883	$90,760	$89,502	$82,789	$330,096	$363,884
Non-GAAP gross margin	84.5%	84.2%	84.7%	84.8%	84.7%	84.3%	84.4%

RECONCILIATION OF GAAP NET INCOME TO NON-GAAP
NET INCOME AND NET INCOME PER SHARE
(In thousands, except share and per share data)

	Q2'25	Q3'25	Q4'25	Q1'26	Q2'26	FY 2024	FY 2025
	(Unaudited)					(Unaudited)	(Unaudited)
GAAP net income attributable to ordinary shareholders	$3,188	$5,537	$11,460	$8,564	$4,469	$18,246	$20,983
Add:
Depreciation and amortization	4,089	3,074	3,245	3,414	3,425	10,476	14,692
Share-based compensation	14,055	11,925	9,655	8,982	8,223	73,942	51,389
Impairment of intangible assets	-	2,400	-	-	-	-	2,400
Restructuring costs	-	3,567	(143)	-	-	-	3,424
Earn-out revaluation, acquisition related costs and other	5,294	3,111	7,854	1,725	1,496	5,631	20,858
Convertible notes amortization of discount and issuance costs	642	643	214	-	-	2,555	2,140
Taxes on income related to non-GAAP adjustments	(351)	(235)	(268)	(278)	(281)	(16,610)	(1,234)
Exchange rate loss, net	531	431	126	463	1,008	859	446
Non-GAAP net income	$27,448	$30,453	$32,143	$22,870	$18,340	$95,099	$115,098
Weighted average number of ordinary shares - basic	36,585,998	36,415,189	36,107,120	35,971,243	36,313,450	36,984,757	36,281,883
Non-GAAP basic net income per share attributable to ordinary shareholders	$0.75	$0.84	$0.89	$0.64	$0.51	$2.57	$3.17

Weighted average number of ordinary shares - diluted	39,653,165	39,391,560	37,387,076	36,601,102	36,558,208	39,994,015	38,969,647
Non-GAAP diluted net income per share attributable to ordinary shareholders	$0.69	$0.77	$0.86	$0.62	$0.50	$2.38	$2.95

RECONCILIATION OF GAAP NET INCOME TO ADJUSTED EBITDA
(In thousands, except Adjusted EBITDA margin data)

	Q2'25	Q3'25	Q4'25	Q1'26	Q2'26	FY 2024	FY 2025
			(Unaudited)			(Unaudited)	(Unaudited)
GAAP net income	$3,188	$5,537	$11,460	$8,564	$4,469	$18,246	$20,983
Add:
Financial income and other	(6,554)	(6,815)	(3,899)	(1,963)	(1,646)	(27,706)	(24,593)
Taxes on income (tax benefit)	1,377	1,382	(1,658)	1,894	1,557	(6,358)	2,433
Depreciation and amortization	4,089	3,074	3,245	3,414	3,425	10,476	14,692
Share-based compensation	14,055	11,925	9,655	8,982	8,223	73,942	51,389
Impairment of intangible assets	-	2,400	-	-	-	-	2,400
Restructuring costs	-	3,567	(143)	-	-	-	3,424
Earn-out revaluation, acquisition related costs and other	5,294	3,111	7,854	1,725	1,496	5,631	20,858
Adjusted EBITDA	$21,449	$24,181	$26,514	$22,616	$17,524	$74,231	$91,586
Adjusted EBITDA margin	19.7%	22.4%	24.7%	21.4%	17.9%	19.0%	21.3%

RECONCILIATION OF GAAP TO NON-GAAP OPERATING EXPENSES
(In thousands)

	Q2'25	Q3'25	Q4'25	Q1'26	Q2'26	FY 2024	FY 2025
	(Unaudited)					(Unaudited)	(Unaudited)
GAAP research and development	$23,994	$25,150	$17,893	$18,061	$18,627	$90,241	$90,664
Less:
Share-based compensation	4,129	3,229	2,333	2,196	1,816	23,569	14,421
Depreciation and amortization	313	309	301	279	266	831	1,188
Restructuring costs	-	2,258	(85)	-	-	-	2,173
Earn-out revaluation, acquisition related costs and other	62	(83)	137	159	160	28	181
Non-GAAP research and development	$19,490	$19,437	$15,207	$15,427	$16,385	$65,813	$72,701

GAAP sales and marketing	$44,844	$40,669	$43,772	$45,579	$41,515	$171,678	$176,675
Less:
Share-based compensation	1,369	1,338	1,079	984	1,037	13,592	6,032
Depreciation and amortization	550	507	429	467	469	2,308	2,202
Impairment of intangible assets	-	-	2,400	-	-	-	2,400
Restructuring costs	-	829	(2)	-	-	-	827
Earn-out revaluation, acquisition related costs and other	1,147	805	1,263	1,385	1,400	1,878	4,412
Non-GAAP sales and marketing	$41,778	$37,190	$38,603	$42,743	$38,609	$153,900	$160,802

GAAP general and administrative	$21,415	$22,214	$20,736	$14,523	$15,409	$74,814	$85,331
Less:
Share-based compensation	8,154	6,993	6,204	5,546	5,123	34,645	29,706
Depreciation and amortization	71	72	69	86	85	320	351
Impairment of intangible assets	-	2,400	(2,400)	-	-	-	-
Restructuring costs	-	242	(21)	-	-	-	221
Earn-out revaluation, acquisition related costs and other	4,085	2,432	6,448	175	(70)	3,697	16,258
Non-GAAP general and administrative	$9,105	$10,075	$10,436	$8,716	$10,271	$36,152	$38,795

RECONCILIATION OF GAAP CASH FROM OPERATING ACTIVITIES TO FREE CASH FLOW
(In thousands)

	Q2'25	Q3'25	Q4'25	Q1'26	Q2'26	FY 2024	FY 2025
	(Unaudited)					(Unaudited)	(Unaudited)
Net cash provided by operating activities	$25,204	$29,206	$21,870	$21,176	$13,843	$83,068	$104,589
Purchase of property and equipment	(185)	(77)	(98)	(159)	(208)	(1,303)	(647)
Capitalization of internal-use software	-	-	-	-	-	(103)	(661)
Free cash flow	$25,019	$29,129	$21,772	$21,017	$13,635	$81,662	$103,281

Key Performance Metrics and Non-GAAP Financial Measures

This release includes certain key performance metrics and financial measures not based on GAAP, including Adjusted EBITDA, Adjusted EBITDA margin, non-GAAP gross profit, non-GAAP gross margin, non-GAAP operating expenses, non-GAAP net income (loss), non-GAAP net income (loss) per share, and free cash flow, as well as operating metrics, including marketplace Gross Merchandise Value or GMV, annual active buyers, annual spend per buyer and marketplace take rate. Some amounts in this release may not total due to rounding. All percentages have been calculated using unrounded amounts.

We define each of our non-GAAP measures of financial performance, as the respective GAAP balances shown in the above tables, adjusted for, as applicable, depreciation and amortization, share-based compensation expenses, restructuring costs, impairment of intangible assets, earn-out revaluation, acquisition related costs and other, income taxes, amortization of discount and issuance costs of convertible note, financial (income) expenses, net and other. Amortization of acquired intangible assets is excluded from the measures, however, the revenue from the acquired companies is included, and their assets actively contribute to revenue generation. Non-GAAP gross margin represents non-GAAP gross profit expressed as a percentage of revenue. We define non-GAAP net income (loss) per share as non-GAAP net income (loss) divided by GAAP weighted-average number of ordinary shares basic and diluted. We use free cash flow as a liquidity measure and define it as net cash provided by operating activities less capital expenditures. We define Adjusted EBITDA margin as Adjusted EBITDA expressed as a percentage of revenue.

We define GMV or marketplace Gross Merchandise Value as the total value of transactions ordered through our marketplace, excluding value-added tax, goods and services tax, service chargebacks and refunds. Annual active buyers on any given date is defined as buyers who have ordered a Gig on our marketplace within the last 12-month period, irrespective of cancellations. Annual spend per buyer on any given date is calculated by dividing our GMV within the last 12-month period by the number of annual active buyers as of such date. Marketplace take rate for a given period means marketplace revenue for such period divided by GMV for such period. When we refer in this release to the marketplace we refer to transactions conducted between buyers and freelancers on Fiverr.com. When we refer to the platform we refer to the marketplace and our additional services.

Management and our board of directors use certain metrics as supplemental measures of our performance that are not required by, or presented in accordance with GAAP because they assist us in comparing our operating performance on a consistent basis, as they remove the impact of items not directly resulting from our core operations. We also use these metrics for planning purposes, including the preparation of our internal annual operating budget and financial projections, to evaluate the performance and effectiveness of our strategic initiatives and capital expenditures and to evaluate our capacity to expand our business. In addition, we believe that free cash flow, which we use as a liquidity measure, is useful in evaluating our business because free cash flow reflects the cash surplus available or used to fund the expansion of our business after the payment of capital expenditures relating to the necessary components of ongoing operations. Capital expenditures consist primarily of property and equipment purchases and capitalized software costs.

Free cash flow should not be used as an alternative to, or superior to, cash from operating activities. In addition, Adjusted EBITDA, Adjusted EBITDA margin, non-GAAP gross profit, non-GAAP gross margin, non-GAAP operating expenses, non-GAAP net income (loss) and non-GAAP net income (loss) per share as well as operating metrics, including GMV, annual active buyers, annual spend per buyer and marketplace take rate should not be considered in isolation, as an alternative to, or superior to net income (loss), revenue, cash flows or other performance measures derived in accordance with GAAP. These metrics are frequently used by analysts, investors and other interested parties to evaluate companies in our industry. Management believes that the presentation of non-GAAP metrics is an appropriate measure of operating performance because they eliminate the impact of expenses that do not relate directly to the performance of our underlying business.

These non-GAAP metrics should not be construed as an inference that our future results will be unaffected by unusual or other items. Additionally, Adjusted EBITDA and other non-GAAP metrics used herein are not intended to be a measure of free cash flow for management's discretionary use, as they do not reflect our tax payments and certain other cash costs that may recur in the future, including, among other things, cash requirements for costs to replace assets being depreciated and amortized. Management compensates for these limitations by relying on our GAAP results in addition to using Adjusted EBITDA and other non-GAAP metrics as supplemental measures of our performance. Our measures of Adjusted EBITDA, free cash flow and other non-GAAP metrics used herein are not necessarily comparable to similarly titled captions of other companies due to different methods of calculation.

See the tables above regarding reconciliations of these non-GAAP financial measures to the most directly comparable GAAP measures.

We are not able to provide a reconciliation of Adjusted EBITDA guidance to net income (loss), the nearest comparable GAAP measure, for the third quarter of 2026, or the fiscal year ending December 31, 2026, because certain items that are excluded from Adjusted EBITDA cannot be reasonably predicted or are not in our control. In particular, in the case of Adjusted EBITDA, we are unable to forecast the timing or magnitude of share based compensation, amortization of intangible assets, impairment of intangible assets, income or loss on revaluation of contingent consideration, other acquisition-related costs, convertible notes amortization of discount and issuance costs and exchange rate income or loss, as applicable without unreasonable efforts, and these items could significantly impact, either individually or in the aggregate, GAAP measures in the future.

Forward Looking Statements

This release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. All statements contained in this release that do not relate to matters of historical fact should be considered forward-looking statements, including, without limitation, statements regarding our expected financial performance and operational performance including, our business plans and strategy, expected business transitions, and our ability to reposition toward higher-value work, our multi-quarter transformation, the timing, amount and execution of any share repurchases, the long term growth of our business, AI services and developments, future investments and investment strategy, our product portfolio, as well as statements that include the words “expect,” “intend,” “plan,” “believe,” “project,” “forecast,” “estimate,” “may,” “should,” “anticipate” and similar statements of a future or forward-looking nature. These forward-looking statements are based on management’s current expectations. These statements are neither promises nor guarantees, but involve known and unknown risks, uncertainties and other important factors that may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements, including, but not limited to: our recent reduction in force could adversely affect our business, results of operations and financial condition; AI developments may present challenges for our industry and reduce the demand for some of our service offerings; our ability to successfully implement our business plan within adverse economic conditions that may impact consumers, business spending and the demand for our services or have a material adverse impact on our business, financial condition and results of operations; our ability to attract and retain a large community of buyers and freelancers; our ability to generate sufficient revenue to  maintain profitability or positive net cash flow generated by operating activities; our ability to maintain and enhance our brand; our dependence on the continued growth and expansion of the market for freelancers and the services they offer; our dependence on traffic to our websites; our ability to maintain user engagement on our websites and to maintain and improve the quality of our platform; our operations within a competitive market; political, economic and military instability in Israel, including related to the war in Israel; our ability and the ability of third parties to protect our users’ personal or other data from a security breach and to comply with laws and regulations relating to data privacy, data protection and cybersecurity; our ability to manage our current and potential future growth; our dependence on decisions and developments in the mobile device industry, over which we do not have control; our ability to detect errors, defects or disruptions in our platform; our ability to comply with the terms of underlying licenses of open source software components on our platform; our ability to expand into markets outside the United States and our ability to manage the business and economic risks of international expansion and operations; our ability to achieve desired operating margins; our ability to comply with a wide variety of U.S. and international laws and regulations, including with regulatory frameworks around the development and use of AI; our ability to attract, recruit, retain and develop qualified employees; our reliance on Amazon Web Services; our ability to mitigate payment and fraud risks; our dependence on relationships with payment partners, banks and disbursement partners; and the other important factors discussed under the caption “Risk Factors” in our annual report on Form 20-F filed with the U.S. Securities and Exchange Commission (“SEC”) on March 12, 2026, as such factors may be updated from time to time in our other filings with the SEC, which are accessible on the SEC’s website at www.sec.gov. In addition, we operate in a very competitive and rapidly changing environment. New risks emerge from time to time. It is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements that we may make. In light of these risks, uncertainties and assumptions, the forward-looking events and circumstances discussed in this release are inherently uncertain and may not occur, and actual results could differ materially and adversely from those anticipated or implied in the forward-looking statements. Accordingly, you should not rely upon forward-looking statements as predictions of future events. In addition, the forward-looking statements made in this release relate only to events or information as of the date on which the statements are made in this release. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events.